Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

March 31, 2014

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three month period ended March 31, 2014, and with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2013. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available under Turquoise Hill’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 24.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 22.

The effective date of this MD&A is May 12, 2014.

March 31, 2014	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

March 31, 2014	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial Results and Review of Operations for the First Quarter of 2014

•	Oyu Tolgoi achieved a strong safety performance in Q1’14 with no fatalities and an All Injury Frequency Rate of 0.34 per 200,000 hours worked.

•	In Q1’14, Oyu Tolgoi produced 102,900 tonnes of copper-gold concentrate containing 25,300 tonnes of copper.

•	Oyu Tolgoi recorded net revenue of $108.0 million in Q1’14 on sales of approximately 48,200 tonnes of copper-gold concentrate.

•	Oyu Tolgoi’s concentrate sales continue to increase with April 2014 sales of approximately 68,000 tonnes; April 2014 sales exceeded production resulting in an inventory drawdown.

•

Contracts have been signed for 94% of Oyu Tolgoi’s expected 2014 concentrate production and long-term contracts account for 91% of 2015 planned production; additionally, 84% of Oyu Tolgoi’s concentrate production has been contracted for up to eight years (subject to mutually agreed renewals).

•

Q1‘14 production at Oyu Tolgoi was heavily impacted by post-commissioning issues, including rake blade failures in the tailings thickeners, which caused the shutdown of one production line for approximately seven weeks.

•	Oyu Tolgoi’s Q2’14 production rates have now returned to normal and the concentrator is operating close to nameplate capacity.

•

As operations transition from post-commissioning to steady-state, Oyu Tolgoi has been focusing on costs and productivity; extensive work is well underway in a number of areas to improve operational performance.

•	Project finance commitments have been extended to September 30, 2014.

•

Further underground development at Oyu Tolgoi is expected to recommence once successful resolution has been reached on the mine’s outstanding shareholders issues, agreement of a comprehensive funding plan including project financing, completion and approval of the underground feasibility study and obtaining all necessary permits for the mine’s expansion.

•	Turquoise Hill successfully closed a $2.4 billion rights offering in January 2014 and repaid all outstanding Rio Tinto funding facilities.

March 31, 2014	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Mar-31 2014	Dec-31 2013	Sep-30 2013	Jun-30 2013
Revenue
Copper-gold concentrate	$108.0	$51.6	$—	$—
Coal	5.1	32.4	15.7	6.1

Total revenue	$113.1	$84.0	$15.7	$6.1

Net (loss) income from continuing operations attributable to parent	$(50.6)	$134.3	$(84.8)	$(77.8)
Income (loss) from discontinued operations attributable to parent	—	4.1	(9.3)	(27.6)

Net (loss) income attributable to parent	$(50.6)	$138.4	$(94.1)	$(105.4)

Basic (loss) income per share attributable to parent
Continuing operations	$(0.03)	$0.10	$(0.07)	$(0.06)
Discontinued operations	—	0.01	(0.01)	(0.02)

Total	$(0.03)	$0.11	$(0.08)	$(0.08)

Diluted (loss) income per share attributable to parent
Continuing operations	$(0.03)	$0.10	$(0.07)	$(0.06)
Discontinued operations	—	0.01	(0.01)	(0.02)

Total	$(0.03)	$0.11	$(0.08)	$(0.08)

	Mar-31 2013	Dec-31 2012	Sep-30 2012	Jun-30 2012
Revenue
Copper-gold concentrate	$—	$—	$—	$—
Coal	4.4	1.3	3.8	46.6

Total revenue	$4.4	$1.3	$3.8	$46.6

Net (loss) income from continuing operations attributable to parent	$(40.4)	$(144.0)	$125.5	$(263.5)
Loss from discontinued operations attributable to parent	(10.5)	(1.0)	(13.3)	(22.8)

Net (loss) income attributable to parent	$(50.9)	$(145.0)	$112.2	$(286.3)

Basic (loss) income per share attributable to parent
Continuing operations	$(0.03)	$(0.11)	$0.11	$(0.25)
Discontinued operations	(0.01)	—	(0.01)	(0.02)

Total	$(0.04)	$(0.11)	$0.10	$(0.27)

Diluted (loss) income per share attributable to parent
Continuing operations	$(0.03)	$(0.11)	$0.11	$(0.25)
Discontinued operations	(0.01)	—	(0.01)	(0.02)

Total	$(0.04)	$(0.11)	$0.10	$(0.27)

March 31, 2014	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on copper-gold and coal mines in Mongolia. The Company’s main focus is the operation and development of the Oyu Tolgoi mine, Turquoise Hill’s principal and only material mineral resource property. Turquoise Hill will continue to consider the divestment of its other assets, including its interest in SouthGobi Resources Ltd. (SouthGobi). Turquoise Hill’s operating mines were held by the following subsidiaries at March 31, 2014:

•	A 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi), whose principal asset is the Oyu Tolgoi copper-gold mine in southern Mongolia; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

•	A 56% interest in SouthGobi, which owns the Ovoot Tolgoi coal mine in southern Mongolia; the remaining 44% of SouthGobi’s shares are publicly held.

In Q1’14, Turquoise Hill recorded a net loss of $50.6 million ($0.03 per share), compared to a net loss of $50.9 million ($0.04 per share) in Q1’13, which was a decrease of $0.3 million. Results for Q1’14 included $113.1 million in revenue; $1.6 million in interest income; $5.2 million in foreign exchange gains; a $1.0 million gain from the change in the fair value of SouthGobi’s embedded derivatives; and $66.5 million of net loss attributable to non-controlling interests. These amounts were offset by $120.9 million in cost of sales; $52.4 million in other operating expenses; $6.4 million in general and administrative expenses; $3.4 million in exploration and evaluation expenses; $2.5 million in depreciation; $11.5 million in interest expense; a $33.0 million loss from the change in the fair value of the rights offering derivative liabilities; and a $6.8 million provision for income and other taxes.

Turquoise Hill’s cash position, on a consolidated basis at March 31, 2014, was approximately $140.7 million. As at May 12, 2014, Turquoise Hill’s consolidated cash position was approximately $150.9 million.

In Q1’14, Turquoise Hill capitalized $21.4 million in additions to property, plant and equipment compared to $226.7 million in Q1’13. The majority of the Q1’14 additions to property, plant and equipment were at the Oyu Tolgoi mine (Q1’14: $20.6 million, Q1’13: $225.2 million), including underground evaluation costs of $8.4 million (Q1’13: $103.1 million). The decrease in additions to property, plant and equipment was primarily due to suspending the development of the underground mine in Q3’13 and ceasing the capitalization of costs associated with establishing and commissioning the Oyu Tolgoi mine’s ore processing infrastructure on May 1, 2013, which was the date that this infrastructure was in the condition and location necessary for its intended use.

Other operating expenses of $52.4 million in Q1’14 increased by $40.7 million from $11.7 million in Q1’13. The increase was mainly due to not allocating any administration costs incurred in Q1’14 to establishing and commissioning the Oyu Tolgoi mine’s ore processing infrastructure as such costs ceased being capitalized on May 1, 2013. Additionally, $5.7 million (Q1’13: $nil) of costs related to warehousing copper-gold concentrate at the bonded warehouse located at the Mongolia-China border were incurred.

Exploration and evaluation expenses of $3.4 million in Q1’14 decreased by $6.4 million from $9.8 million in Q1’13. Exploration and evaluation expenses mainly consists of activities at Oyu Tolgoi (Q1’14: $2.6 million, Q1’13: $7.2 million).

A. OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

March 31, 2014	Page | 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s outstanding shareholder issues; (2) agreement of a comprehensive funding plan including project finance; (3) completion and approval of the Oyu Tolgoi underground feasibility study by the Oyu Tolgoi shareholders; and (4) obtaining all necessary permits for the mine’s expansion.

Q1’14 performance

Oyu Tolgoi achieved a strong safety performance in Q1’14 with no fatalities and an All Injury Frequency Rate of 0.34 per 200,000 hours worked.

In Q1’14, Oyu Tolgoi generated revenue of $108.0 million, net of royalties of $5.9 million, on sales of approximately 48,200 tonnes of copper-gold concentrates. Oyu Tolgoi’s breakdown of Q1’14 revenue, net of royalties, by metals in concentrates is as follows: approximately 13,100 tonnes of copper for $74.5 million, approximately 28,000 ounces of gold for $32.1 million and approximately 78,000 ounces of silver for $1.4 million. Oyu Tolgoi achieved its first month of positive operating cash flow in March 2014 as a result of higher revenue in the month. March 2014 sales accounted for approximately 66% of Q1’14 revenue. Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty in Mongolia. Revenues are presented net of royalties.

Contracts have been signed for 94% of Oyu Tolgoi’s expected 2014 concentrate production and long-term contracts account for 91% of 2015 planned production. Additionally, 84% of concentrate production has been contracted for up to eight years (subject to mutually agreed renewals). Discussions are well advanced with potential customers to place the remaining tonnage under long-term agreements. All contracts are based on international terms.

Oyu Tolgoi recognized cost of sales in Q1’14 of $99.1 million, which included direct cash costs of product sold, mine administration cash costs of product sold, run-of-mine copper-gold stockpiles inventory write-downs, mining plant and equipment depreciation, and depletion of mineral properties.

March 31, 2014	Page | 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for Q1’14 are as follows:

Oyu Tolgoi Key Metrics

All data represents full production and sales on a 100% basis

	H1’13	Q3’13	Q4’13	Q1’14	Full Year 2013

Open pit material mined (‘000 tonnes)	37,925	12,151	21,956	21,621	72,032
Ore treated (‘000 tonnes)	4,430	8,052	7,835	5,560	20,317
Average mill head grades:
Copper (%)	0.42	0.47	0.49	0.52	0.47
Gold (g/t)	0.27	0.36	0.41	0.49	0.36
Silver (g/t)	1.31	1.39	1.44	1.52	1.39
Copper concentrates produced (‘000 tonnes)*	50.2	110.3	129.5	102.9	290.0
Average concentrate grade (% Cu)	26.1	27.7	25.4	24.6	26.4
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	13.1	30.6	32.9	25.3	76.7
Gold in concentrates (‘000 ounces)	21	62	74	66	157
Silver in concentrates (‘000 ounces)	85	196	208	163	489
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—	—	6.1	13.1	6.1
Gold in concentrates (‘000 ounces)	—	—	10	28	10
Silver in concentrates (‘000 ounces)	—	—	36	78	36
Metal recovery (%)
Copper	73.2	81.7	86.4	87.9	81.6
Gold	56.7	66.3	71.2	75.5	66.1
Silver	47.8	54.9	57.2	59.3	54.2
*	Dry metric tonnes

Production at Oyu Tolgoi in Q1‘14 was heavily impacted by post commissioning issues, including rake blade failures in the tailings thickeners, which caused the shutdown of one production line for approximately seven weeks. Repairs to the rakes have been completed and full production recommenced in late March. A number of planned shutdowns at the concentrator were completed in Q1’14, including ball mill relines and the first concave change in the primary crusher.

Copper and gold head grades increased in Q1’14 as the mine deepened. These higher grades combined with ongoing improvement initiatives led to improved copper and gold recoveries during the quarter.

In Q1’14, Turquoise Hill capitalized $20.6 million (Q1’13: $225.2 million) in additions to property, plant and equipment at the Oyu Tolgoi mine, including underground evaluation costs of $8.4 million (Q1’13: $103.1 million).

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements by way of debt, and Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At March 31, 2014, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.1 billion, including accrued interest of $1.0 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments. As at March 31, 2014, the cumulative amount of such funding, representing approximately 34% of invested common share equity, and accrued interest thereon totalled $751.2 million and $124.7 million respectively.

March 31, 2014	Page | 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Operational outlook

Concentrate sales continue to increase with April 2014 sales of approximately 68,000 tonnes. April 2014 sales exceeded production resulting in an inventory drawdown. Oyu Tolgoi continues to work with customers to streamline their supply chain models. Oyu Tolgoi’s goal is to return to four to eight weeks of concentrate inventory by the end of 2014.

Following the post-commissioning issues experienced in Q1’14, production rates have now returned to normal and the concentrator is operating close to nameplate capacity.

Oyu Tolgoi expects to produce 135,000 to 160,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates for 2014.

As operations transition from post-commissioning to steady-state, Oyu Tolgoi has been focusing on costs and productivity. Extensive work is well underway in a number of areas to improve operational performance.

The underground feasibility study is ongoing and expected to be complete in the first half of 2014. Following completion, the study must be approved by Oyu Tolgoi’s shareholders as well as the Mongolian Minerals Council.

Discussions with the Government of Mongolia and project financing update

All parties remain committed to the underground development of Oyu Tolgoi and to resolving the outstanding shareholder issues. Fourteen of the 15 global banks participating in the Oyu Tolgoi project financing have agreed to extend their respective commitment letters for the financing of the underground development at Oyu Tolgoi to September 30, 2014. With this, Turquoise Hill now has sufficient commitments to reach its funding goal. A response from the remaining bank is expected shortly.

Further underground development is expected to recommence once successful resolution has been reached on the outstanding shareholders issues, agreement of a comprehensive funding plan including project financing, completion and approval of the underground feasibility study and obtaining all necessary permits for the mine.

Q1’14 development and exploration drilling

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options with the potential to directly impact the value of current operations and continuing development of legacy datasets to enable future discovery.

During Q1’14, exploration drilling continued with more than 1,000 metres of surface diamond drilling completed in four holes on the Oyu Tolgoi mining license.

The initial logging and assays indicate that the Hugo West shallow target is potentially a low-grade open pitable target that requires further exploration to delineate the opportunity. The Hugo West shallow target is hosted predominantly in quartz monzodiorite and ignimbrite. Three additional holes (OTD1821-1823) were drilled at the Hugo West shallow target to step out from existing drilling and one hole, OTD1821, was extended in depth. Assay results from these holes are pending.

A Hugo North resource estimate update was undertaken in Q1’14 and is currently being validated. The new geology model and estimate include new drilling data from the Hugo North Lift #1 infill drilling program.

Sixteen geotechnical characterization holes were drilled, covering more than 4,500 metres, as part of the underground feasibility study consideration of a convey to surface option. The holes targeted large underground transfer chambers (seven holes, 3,583 metres), boxcut foundations (seven holes, 320 metres) and the location of the West Bat Fault in a poorly drilled area (two holes, 1,010 metres).

March 31, 2014	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

B.	SOUTHGOBI

Sales and operations at the Ovoot Tolgoi coal mine

In Q1’14, SouthGobi’s revenue was $5.1 million compared to $4.4 million in Q1’13. SouthGobi sold 0.39 million tonnes of coal at an average realized selling price of $19.54 per tonne compared to sales of 0.28 million tonnes of coal from stockpile at an average realized selling price of $22.75 per tonne in Q1’13. Revenue increased primarily due to higher sales volumes in Q1’14 compared to Q1’13, partially offset by a lower average realized selling price. The average realized selling price decreased primarily as a result of the product mix in Q1’14. The Q1’14 product mix primarily included standard semi-soft coking coal and thermal coal compared to a mix of premium semi-soft coking coal and thermal coal in Q1’13.

SouthGobi is subject to a base royalty in Mongolia of 5% on all export coal sales and an additional sliding scale royalty of up to 5%. In Q1’14, the royalty was calculated using a set reference price per tonne published monthly by the Government of Mongolia. Based on the reference prices for Q1’14, SouthGobi was subject to an average 7% royalty based on a weighted average reference price of $68.76 per tonne. SouthGobi’s effective royalty rate for Q1’14, based on SouthGobi’s average realized selling price of $19.54 per tonne, was 25% or $4.81 per tonne compared to 6% or $1.37 per tonne in Q1’13. Revenues are presented net of royalties.

The Government of Mongolia changed the royalty regime effective April 1, 2014 to be based on the actual contracted sales price per tonne subject to certain provisions. SouthGobi expects that its royalty per tonne calculated under the new “flexible tariff” royalty regime will decrease compared to the prior reference price royalty regime.

In Q1’14, SouthGobi produced 0.64 million tonnes of raw coal with a strip ratio of 4.02 compared to production of 0.02 million tonnes of raw coal with a strip ratio of 26.21 in Q1’13. SouthGobi’s strip ratio of 26.21 in Q1’13 was due to a higher proportion of waste material being mined over the limited operating period and is not indicative of SouthGobi’s strip ratio moving forward.

Cost of sales was $21.8 million in Q1’14 compared to $23.5 million in Q1’13. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, coal inventory write-downs, mining plant and equipment depreciation, depletion of mineral properties and share-based compensation expense. As a result of the recommencement of mining operations at the Ovoot Tolgoi mine on March 22, 2013, costs related to idled mine assets decreased in Q1’14 compared to Q1’13. However, the Q1’14 production plan did not fully utilize SouthGobi’s existing mine fleet, therefore, costs related to idled mine assets continued to be incurred throughout Q1’14. In Q1’14, cost of sales included $3.0 million of costs related to idled mine assets (Q1’13: $16.4 million) and $11.6 million of coal inventory write-downs (Q1’13: $2.7 million).

Governmental and regulatory investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

March 31, 2014	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A third investigation ordered by the SIA and conducted by the National Forensic Center (“NFC”) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. SouthGobi has received notice that the report with conclusions of the investigations by the NFC have been provided to the Prosecutor General of Mongolia. SouthGobi has been advised that the Prosecutor General has issued criminal charges against the three former employees and SouthGobi’s Mongolian subsidiary SouthGobi Sands LLC may be held liable as “civil defendant” for alleged violations of Mongolian taxation law. The case was transferred to a Court of Justice for review by a judge in April 2014. On May 12, 2014, SouthGobi was advised that the appointed judge has concluded that the investigation on the case was incomplete and has ordered to return the case to the General Prosecutor for additional investigation.

The likelihood or consequences of an outcome or any action taken against SouthGobi Sands LLC as “civil defendant” are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

Turquoise Hill views these allegations as unfounded and will vigorously defend itself against any potential claim. At this point, the three former employees remain designated as “accused” in connection with the allegations of tax evasion, and continue to be subject to a travel ban. SouthGobi Sands LLC remains designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on Turquoise Hill’s activities in the short term, although they could create potential difficulties for Turquoise Hill in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

Class action lawsuit

On or about January 6, 2014, Siskinds LLP, a Canadian law firm, filed a proposed securities class action against SouthGobi, certain of its former senior officers and current directors, and its former auditors, Deloitte LLP, in the Ontario Superior Court of Justice in relation to SouthGobi’s restatement of financial statements as previously disclosed.

The proposed class action seeks general damages against all defendants in the sum of C$30 million, without particulars as to how such amount was determined, or such other amount that the Court deems appropriate. SouthGobi disputes and will vigorously defend itself against these claims. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the action or determine the amount of any potential losses, if any. However, in the opinion of Turquoise Hill’s management, at March 31, 2014 a provision for this matter is not required.

C.	OTHER EXPLORATION

Transaction documents for the sale of the Company’s shares in various Indonesian exploration companies were executed on April 25, 2014 and closing conditions are currently being satisfied.

D.	CORPORATE ACTIVITIES

Changes to the Company’s Board of Directors

Directors Virginia Flood, Isabelle Hudon, Warren Goodman and Charles Lenegan did not stand for re-election at the Company’s 2014 Annual Meeting of Shareholders on May 8, 2014. Turquoise Hill’s Articles of Amendment provide that the number of directors will be a minimum of three and a maximum of 14. Of the seven persons elected at the 2014 Annual Meeting of Shareholders, four are “independent” directors under the applicable securities laws.

March 31, 2014	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill rights offering

On November 26, 2013, the Company filed a final prospectus outlining the details of a rights offering and on January 13, 2014, the Company successfully closed the rights offering and confirmed gross proceeds of $2.4 billion. The Company used the net proceeds from the rights offering to repay all amounts outstanding under its Interim Funding Facility ($1.8 billion) and its New Bridge Facility ($402.6 million) with Rio Tinto, and the remaining proceeds were used for the continued funding and development of the Oyu Tolgoi mine, working capital, general administrative expenses and other corporate expenses.

Upon the closing of the offering, the Company issued a total of 1,006,116,602 new common shares, which represented 100% of the maximum number of common shares available under the rights offering. Approximately 99.3% of the shares were issued in the basic subscription of the rights offering with the balance having been issued in the additional subscription. Rio Tinto exercised all of its rights under the basic subscription and did not participate in the additional subscription of the rights offering, which was available to all shareholders who fully participated in the basic subscription. Because the offering was over-subscribed, Rio Tinto was not required to purchase any shares under its standby commitment. As a result of the rights offering, Rio Tinto’s stake in Turquoise Hill remained unchanged at 50.8% of the outstanding common shares.

Class action lawsuits

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court has now consolidated these actions and appointed a lead plaintiff. The lawsuit seeks to recover damages resulting from alleged misstatements about the Company’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaint is without merit and will vigorously defend against the lawsuits. In the opinion of the Company, at March 31, 2014 a provision for this matter is not required.

E.	ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in Q1’14 were $6.4 million, a decrease of $9.4 million from Q1’13 ($15.8 million). The decrease was mainly due to incurring lower legal and general consulting costs in Q1’14 and a $1.2 million decrease in non-cash stock-based compensation expense.

Interest income. Interest income in Q1’14 of $1.6 million was $6.1 million lower than Q1’13 ($7.7 million). The decrease was primarily due to the lower average balance of cash and cash equivalents throughout Q1’14 and the higher rate of interest achieved on amounts deposited with Rio Tinto during Q1’13. In Q1’13, amounts deposited with Rio Tinto earned interest at LIBOR plus 3.25%, which resulted in the recognition of interest income of $4.9 million. No amounts were deposited with Rio Tinto in Q1’14.

Interest expense. Interest expense in Q1’14 of $11.5 million was $6.5 million higher than Q1’13 ($5.0 million). Interest expense (net of amounts capitalized) included $5.1 million (Q1’13: $nil) incurred on the Rio Tinto funding facilities, which were settled in January 2014, and $5.0 million (Q1’13: $5.0 million) incurred on SouthGobi’s convertible debenture.

Foreign exchange gains. The $5.2 million of foreign exchange gains during Q1’14 were mainly attributable to the effect the weakening Mongolian Tugrik had on accounts payable and accrued liabilities denominated in Mongolian Tugrik.

Change in fair value of derivatives. The change in fair value of derivatives related to the non-cash change in the fair value of the rights offering derivative liabilities that were associated with the rights offering that closed in January 2014. Rights exercised in U.S. dollars were revalued at the time of their exercise. Whereas, rights exercised in Canadian dollars continued to be revalued up to the closing date of the rights offering. These revaluations resulted in the recognition of a $33.0 million loss in Q1’14.

March 31, 2014	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

4.	LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $148.2 million of cash used in operating activities in Q1’14 was primarily due to an inflow of $113.1 million in revenue offset by the following: $72.1 in production and delivery costs included in cost of sales; $52.4 million in other operating expense; $6.4 million in general and administrative expense; $3.4 million in exploration and evaluation expense; $11.5 million in interest expense; and a $138.7 million net increase in operating working capital, which included a $93.3 million increase in inventories.

Investing activities. Cash used in investing activities totalled $62.1 million in Q1’14. Property, plant and equipment purchases of $62.3 million mainly related to construction activities at the Oyu Tolgoi mine ($58.7 million).

Financing activities. The $273.0 million in cash provided by financing activities primarily was the result of offsetting the $2.3 billion net proceeds raised from the rights offering that closed in January 2014 by the repayment of the principal amounts outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($401.8 million). The $4.5 million payment of interest and commitment fees outstanding on these two facilities, at the time they were settled with the net proceeds from the rights offering, is included in cash used in operating activities. Financing activities also included $62.4 million drawn on the New Bridge Facility, before it was fully repaid, and a total of $113.8 million drawn on two other credit facilities.

Liquidity and capital resources

As at March 31, 2014, Turquoise Hill had consolidated cash and cash equivalents of $140.7 million, consolidated working capital of $425.4 million and an accumulated deficit of $5.8 billion.

On January 13, 2014, the Company successfully closed a rights offering and confirmed gross proceeds of $2.4 billion and net proceeds of $2.3 billion. The Company used $2.2 billion of the net proceeds from the rights offering to repay Rio Tinto all amounts outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million), and any remaining proceeds were used for the continued funding of the Oyu Tolgoi mine, working capital requirements, general administrative expenses and other corporate expenses.

On February 20, 2014, Oyu Tolgoi signed a $126 million non-revolving copper-gold concentrate prepayment agreement with one of its customers whereby Oyu Tolgoi can request the customer to prepay up to 80% of the provisional value of copper-gold concentrate produced for that customer but not yet delivered pursuant to a sales contract. Amounts prepaid by the customer bear interest at a fixed margin over LIBOR and are required to be used for Oyu Tolgoi’s working capital and general corporate purposes. At March 31, 2014, the customer had prepaid Oyu Tolgoi $53.8 million under the prepayment agreement of which $9.1 million was offset against amounts invoiced to the customer. The prepayment agreement matures on August 30, 2014.

On February 24, 2014, Oyu Tolgoi signed an unsecured $200 million revolving credit facility with two banks. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The revolving credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on the earlier of February 24, 2015 and the first draw down of project financing. At March 31, 2014, $60.0 million had been drawn down on the revolving credit facility.

The Company believes that based on its current cash position, the availability of the $126 million non-revolving prepayment arrangement and unsecured $200 million revolving credit facility, and cash generated from the operation of the Oyu Tolgoi mine, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

March 31, 2014	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Carrying out the development and exploration of the Oyu Tolgoi mine and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means.

In late February 2013, the boards of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global commercial banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States. The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia. The Company remains committed to project financing and is engaging with the Government of Mongolia.

In July 2013, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed until matters with the Government of Mongolia, including project financing, could be resolved and a new timetable had been agreed. Turquoise Hill is of the view that further underground development is expected to recommence once successful resolution has been reached on the outstanding shareholders issues, agreement of a comprehensive funding plan including project financing, completion and approval of the underground feasibility study and obtaining all necessary permits for the mine.

Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for Turquoise Hill to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

As at March 31, 2014, SouthGobi had cash of $9.9 million and working capital of $28.8 million compared to $21.8 million and $40.6 million respectively as at December 31, 2013. As at May 12, 2014, SouthGobi had cash of $10.8 million.

SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support SouthGobi’s normal operations on an ongoing basis and its expansionary plans.

Several adverse conditions and material uncertainties cast significant doubt upon the going concern assumption for SouthGobi. Turquoise Hill anticipates that coal prices in China will remain under pressure in 2014, which will continue to impact SouthGobi’s margins and liquidity. SouthGobi is in discussions with various parties regarding a potential loan; however, there is no guarantee that an agreement will be reached. As of the date hereof, SouthGobi expects to be able to secure such funding in order to pay the interest due on the CIC convertible debenture on May 19, 2014. If it does not do so, or if it fails to secure additional capital or otherwise restructure or refinance its business in order to address its cash requirements through March 31, 2015, then SouthGobi is unlikely to have sufficient capital resources or cash flows from mining operations in order to satisfy its ongoing obligations and future contractual commitments, including cash interest payments due on the CIC convertible debenture. As a result, SouthGobi may not be able to continue as a going concern. Please refer to Section 13 – RISKS AND UNCERTAINTIES on page 22 of this MD&A. Therefore, SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives. If for any reason, SouthGobi is unable to continue as a going concern, then this could result in adjustments to the amounts and classifications of assets and liabilities in Turquoise Hill’s consolidated financial statements and such adjustments could be material.

While SouthGobi intends to secure additional sources of financing as soon as possible, a continued delay in securing additional financing could ultimately result in an event of default on the $250 million CIC convertible debenture, which if not cured within applicable cure periods in accordance with the terms of such debenture, may result in the principal amount owing and all accrued and unpaid interest becoming immediately due and payable upon notice to SouthGobi by CIC.

March 31, 2014	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SouthGobi is focused on securing additional sources of financing and continues to minimize uncommitted capital expenditures while preserving its growth options. Factors that impact SouthGobi’s liquidity are being closely monitored and include, but are not limited to, Chinese economic growth, market prices of coal, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where SouthGobi operates and exploration and discretionary expenditures.

In Q1’13, SouthGobi was subject to orders imposed by the IAAC which placed restrictions on certain of SouthGobi’s Mongolian assets. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of SouthGobi. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default on SouthGobi’s CIC convertible debenture. It is Turquoise Hill’s view that this does not result in an event of default as defined under the CIC convertible debenture terms. However, if an event of default on SouthGobi’s CIC convertible debenture occurs that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on Turquoise Hill’s activities.

March 31, 2014	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	March 31, 2014	December 31, 2013

Financial Assets
Cash and cash equivalents	140,712	78,112
Held-for-trading:
Long-term investments	177	222
Available-for-sale:
Long-term investments	46,884	48,831
Other long-term investments	230,562	254,253
Cost method:
Long-term investments	5,917	7,207
Loans and receivables:
Accounts receivable	4,991	4,853
Due from related parties	4,886	5,070

Investments subject to significant influence
Long-term investments	23,783	23,470

Financial Liabilities
Accounts payable and accrued liabilities	324,749	386,340
Payable to related parties	144,700	175,806
Credit facilities	104,994	—
Interim and bridge funding facilities and interest payable	—	2,142,792
Convertible credit facility debt host contract and interest payable	100,964	96,002

Derivatives
Payable to related parties	—	71,886
Rights offering derivative liabilities	—	928,280
Convertible credit facility embedded derivative liability	2,395	3,395

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradeable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Whereas, fair values of long-term investments with trading restrictions were determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

•	Other long-term investments – Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

•

Standby purchaser fee liability – The fair value of the standby purchaser fee liability, which was included in payable to related parties prior to its settlement in January 2014, was determined using the optimal currency of exercise for a right, which may not be reflective of future value.

•

Rights offering derivative liabilities – The fair value of the derivative financial liability associated with rights held by Rio Tinto was determined using a forward pricing model, which uses readily observable inputs. The fair value of the derivative financial liability associated with rights held by the Company’s non-controlling shareholders was determined by reference to published market quotations for the rights. Neither of these estimated fair values may be reflective of future values.

•	Convertible credit facility embedded derivative liability – Fair value was determined using a Monte Carlo simulation valuation model.

March 31, 2014	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, March 31,
	2014	2013
Unrealized (losses) gains on long-term investments	$(40)	$5

Unrealized gains on other long-term investments	—	238

Change in fair value of derivatives	(32,970)	—

Change in fair value of embedded derivatives	1,000	748

Write-down of the carrying value of long-term investments	(1,766)	—

The total other comprehensive income and loss includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, March 31,
	2014	2013
Unrealized losses on available-for-sale equity securities	$(7,009)	$(3,632)

Unrealized gains (losses) on available-for-sale debt securities	3,750	(10,625)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable and other long-term investments. The significant concentrations of credit risk are situated in Mongolia and China.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on credit facilities and earned on cash and cash equivalents. Interest-rate risk is concentrated in Canada and Mongolia and principally relates to the U.S. dollar LIBOR. Turquoise Hill does not mitigate the balance of this risk.

5.	SHARE CAPITAL

As at May 12, 2014, the Company had a total of:

•	2,012,241,573 common shares outstanding;

•

5,453,986 incentive stock options outstanding, with a weighted average exercise price of C$13.70 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.41 to C$23.75 per share;

•	74,247,460 Series D Warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $8.20; and

•	74,247,460 Anti-Dilution Series D Warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $4.31.

6.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

March 31, 2014	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices, coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 4–LIQUIDITY AND CAPITAL RESOURCES on page 13 of this MD&A.

Copper prices and 2014 production

Commodity prices are a key driver of Turquoise Hill’s future earnings. In March 2014, copper prices dropped as low as $2.92 per pound, following deterioration in sentiment after the bond default of a solar panel company in China and on associated concerns around the health of the Chinese economy. Prices have since recovered to approximately $3.05 per pound but remain below January 2014 and February 2014 levels of approximately $3.28 per pound. Demand is expected to improve in the coming quarters, which should help support prices, but downward pressure is likely to continue with the market expected to see a further small supply surplus this year.

The direction of treatment and refining charges has been mixed in recent months as high concentrate stocks at Chinese smelters and uncertainty around the impact of Jinchuan Gansu smelter force majeure put upward pressure on spot terms, while the continued disruption to exports from Indonesia has partially offset this.

Mine production has generally seen a solid start to the year with Peruvian supply up strongly on increased output from Antamina. However, key greenfield projects starting this year have seen recent delays with Chinalco’s Toromocho mine being impacted by environmental concerns and delays also reported at KGHM’s Sierra Gorda.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

SouthGobi

Excess supply within the coking coal markets in Q1’14 continued with further erosion of spot coking coal prices in the international market. Chinese domestic coal prices declined due to weaker market conditions in the Chinese steel sector, the impact of the Chinese Lunar New Year on demand and the supply overhang in the international market. The Mongolian coal industry continues to face strong competition from seaborne and domestic Chinese coal producers.

The outlook for Mongolian coal exports remains dependent on China. Demand at the beginning of 2014 has been seasonally weak with the impact of the Chinese New Year lasting longer than expected and prices have again declined after rising in Q4’13. Mongolian exports in Q1’14 were down 3.3 million tonnes (53%) compared to Q4’13 and down 0.4 million tonnes (12%) compared to Q1’13. Price declines were approximately 15-20% depending on quality compared to Q4’13. The demand for coal however in the first month of Q2’14 has improved albeit from a very low base. Coal production in Q2’14 will be paced to meet contracted sales volumes.

SouthGobi anticipates that coal prices in China will remain under pressure in 2014, which will continue to impact SouthGobi’s margins and liquidity. SouthGobi continues to strive for further cost reductions and where possible delay expenditures. As at the date hereof, SouthGobi expects to be able to make the $7.9 million cash interest payment on the CIC convertible debenture on May 19, 2014. However, in the event a loan or other financing arrangement is not secured by May 19, 2014, and even if such loan is secured, if SouthGobi does not secure additional funding to address its cash requirements through March 31, 2015, SouthGobi is unlikely to have sufficient capital resources and does not expect to generate sufficient cash flows from mining operations in order to satisfy its ongoing obligations and future contractual commitments. Therefore, SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives.

In order for SouthGobi to continue as a going concern, it must generate sufficient operating cash flows, secure additional capital or otherwise pursue a strategic restructuring, refinancing or other

March 31, 2014	Page | 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

transaction to provide it with additional liquidity. If SouthGobi fails to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business as described above, it will not have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations) and may not be able to continue as a going concern. Please refer to Section 13 – RISKS AND UNCERTAINTIES on page 22 of this MD&A. While SouthGobi intends to secure additional sources of financing as soon as possible, a continued delay in securing additional financing could ultimately result in an event of default on the $250 million CIC convertible debenture, which if not cured within applicable cure periods in accordance with the terms of such debenture, may result in the principal amount owing and all accrued and unpaid interest becoming immediately due and payable upon notice to SouthGobi by CIC. If for any reason, SouthGobi is unable to continue as a going concern, then this could result in adjustments to the amounts and classifications of assets and liabilities in Turquoise Hill’s consolidated financial statements and such adjustments could be material.

Corporate

The Company is currently engaged in discussions with parties that have each expressed an interest in acquiring the Company’s 56.0% stake in SouthGobi. At March 31, 2014, the carrying value of SouthGobi’s net assets was $256.8 million of which noncontrolling interests’ share was $114.2 million. Therefore, a divestment of the Company’s 56.0% stake in SouthGobi at a value consistent with SouthGobi’s market capitalization of $105.2 million (100% basis) at March 31, 2014 would result in a material loss.

Turquoise Hill reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. At March 31, 2014, the Company completed an impairment assessment of SouthGobi’s Ovoot Tolgoi mine based on estimated undiscounted probability-weighted cash flows. The Company looked at two possible outcomes: (a) a continued use of the Ovoot Tolgoi mine; and (b) a sale of the Company’s stake in SouthGobi. It was concluded that an impairment of the Ovoot Tolgoi mine was not necessary. An increase in the probability of selling the Company’s stake in SouthGobi would affect the total estimated undiscounted probability-weighted cash flows, which could lead to a material impairment loss.

Exchange Rates

Oyu Tolgoi’s and SouthGobi’s sales are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

7.	OFF-BALANCE SHEET ARRANGEMENTS

During the three months ended March 31, 2014, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

8.	CONTRACTUAL OBLIGATIONS

As at March 31, 2014, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2013, except with respect to debt obligations as shown below:

($000’s of U.S. dollars)
	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Debt obligations (1)	$104,994	$—	$—	$250,000	$354,994

(1)	Debt obligations comprises SouthGobi’s CIC convertible credit facility that matures in 2039 and two other credit facilities that mature in less than one year.

March 31, 2014	Page | 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

9.	CHANGES IN ACCOUNTING POLICIES

In July 2013, Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2014. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2013.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

In January 2014, ASC guidance was issued relating to service concession arrangements. This guidance states that certain service concession arrangements with public-sector grantors are not within the scope of lease accounting. Operating entities entering into these arrangements should not recognize the related infrastructure as its property, plant and equipment and should apply other accounting guidance. The updated guidance becomes effective for the Company beginning January 1, 2015.

In April 2014, ASC guidance was issued related to discontinued operations which changed the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. The updated guidance requires an entity to only classify discontinued operations due to a major strategic shift or a major effect on an entity’s operations in the financial statements. The updated guidance will also require additional disclosures relating to discontinued operations. The updated guidance becomes effective for the Company beginning January 1, 2015.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2015.

12.	INTERNATIONAL FINANCIAL REPORTING STANDARDS CHANGEOVER PLAN

The Company currently files its consolidated financial statements with Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under securities regulations in both countries. These regulations also permit the Company to file its consolidated financial statements with Canadian and U.S. securities regulators in accordance with International Financial Reporting Standards (IFRS), which is the predominant accounting framework for Canadian public companies.

Certain subsidiaries of the Company, including Oyu Tolgoi and SouthGobi, currently prepare their financial statements in accordance with IFRS. The Company’s parent, Rio Tinto, also prepares its consolidated financial statements in accordance with IFRS. For purposes of reporting efficiencies, on November 29, 2013, the Company’s Audit Committee approved management’s decision to adopt IFRS effective January 1, 2015. Due to the requirement to present comparative financial information, the effective transition date will be January 1, 2014.

The Company’s IFRS conversion project consists of four phases: scoping and planning, detailed assessment, implementation and post-implementation.

March 31, 2014	Page | 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impact and present significant challenges. The Company has completed the scoping and planning phase. The second phase, detailed assessment, involves in-depth technical analysis that will result in understanding potential impacts, decisions on accounting policy choices and the drafting of accounting policies. The Company is progressing through the detailed assessment phase. During the implementation phase, the Company will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2014 and other transitional reconciliations and disclosure requirements. The Company expects to complete the detailed assessment and implementation phases during the fourth quarter of 2014 in order to be able to effectively adopt IFRS for its first quarter of 2015. The last phase, post-implementation, will involve continuous monitoring of changes in IFRS following the implementation process.

The Company is developing and maintaining IFRS competencies by addressing training requirements at various levels within the organization.

Scoping and Detailed Assessment

IFRS 1 - First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

The following are the optional exemptions available under IFRS 1 that the Company currently intends to elect on transition to IFRS. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate. The list below and comments should not be regarded as a complete list of IFRS 1 elections available to the Company as a result from the transition to IFRS.

Business Combinations

Under IFRS 1, an entity has the option to retroactively apply IFRS 3, Business Combinations to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. The Company currently intends to elect this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Share based payments

Under IFRS 1, an entity can elect not to apply the requirements of IFRS 2, Share Based Payments to options granted before November 7, 2002 and options granted after November 7, 2002 which were vested at the date of transition. The Company currently intends to elect this exemption under IFRS 1.

Foreign currency translation

Under IFRS 1, a first-time adopter can elect to reset its cumulative translation account to zero on the transition date with the amount being adjusted to opening retained earnings. The Company’s management is considering this IFRS 1 election in conjunction with its assessment of functional currency.

Potential Significant Impacts on Transition to IFRS

Based on the assessment performed to date, the Company’s management has identified the following key areas of IFRS and US GAAP differences that are being assessed for potential changes in accounting policies that may impact the consolidated financial statements. This list should not be

March 31, 2014	Page | 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

regarded as a complete list of changes that will result from transition to IFRS and is intended to highlight those areas where the potential for change is believed to be most significant. The Company is currently assessing the impact of each of the following areas and has not concluded whether differences will arise:

•	Investments in subsidiaries and affiliates and related transactions;

•	Exploration and evaluation costs;

•	Impairment of long-lived assets;

•	Foreign currency translation;

•	Decommissioning and restoration provisions;

•	Share based payments;

•	Provisions for onerous contracts; and

•	Financial instruments.

The discussion above regarding potential significant impacts on transition to IFRS is provided to allow readers to obtain a better understanding of the Company’s IFRS changeover plan and the areas of potential effects on the Company’s consolidated financial statements. Readers are cautioned that it is premature to draw conclusions as to the impact of IFRS on the Company’s consolidated financial statements. This discussion reflects the Company’s most recent assumptions and expectations. Circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. The Company is still in the process of completing the selection of IFRS accounting policies and its assessment and quantification of potential differences from U.S. GAAP. Once completed, this information will be subject to approval by the Company’s Audit Committee and audit prior to being finalized. Accordingly, the discussion above is subject to change.

Systems and Processes

The Company continues to assess the impact of the IFRS transition project on systems and processes, including an assessment on information technology systems and internal controls.

The Company is applying its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts will be subject to review by senior management and the Company’s Audit Committee.

Business Activities

The Company is currently assessing the impacts of the IFRS transition project on all areas of the business, including contractual arrangements, financial covenants and key ratios.

13.	RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged, other than that which is described below, from those disclosed in its MD&A for the year ended December 31, 2013 and in its Annual Information Form dated March 26, 2014 in respect of such period.

As of the date hereof, SouthGobi expects to be able to pay the interest due under the CIC convertible debenture on May 19, 2014. If it does not do so, or if it fails to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business in order to address its cash requirements through March 31, 2015, SouthGobi will not have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations), it may not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it). Therefore, SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives.

March 31, 2014	Page | 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

As of the date hereof, SouthGobi expects to secure additional funding to be able to make the May 19, 2014 interest payment on the CIC convertible debenture, which is approximately $7.9 million. If SouthGobi does not have adequate liquidity to fund its operations and meet its obligations (including debt payment obligations), it may not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it).

The significant uncertainties faced by SouthGobi relating to its ability to generate sufficient cash flows from operations and to continue to operate its business, may affect the price and volatility of SouthGobi’s common shares and any investment in such shares could suffer a significant decline or total loss in value. This volatility may adversely affect the price of SouthGobi’s common shares regardless of SouthGobi’s operating performance.

14.	RELATED-PARTY TRANSACTIONS

As at March 31, 2014, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2013: 50.8%).

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

	March 31, 2014	December 31, 2013

Due from related parties	$4,886	$5,070
Payable to related parties:
Management services payment (i)	(70,318)	(100,569)
Cost recoveries (ii)	(74,382)	(75,237)
Standby purchaser fee (iii)	—	(71,886)
Interest payable on long-term debt (iv)	—	(13,530)
Interim Funding Facility (iv)	—	(1,789,787)
New Bridge Facility (iv)	—	(339,475)

	$(139,814)	$(2,385,414)

The following table summarizes transactions with Rio Tinto by their nature:

	Three Months Ended March 31,
	2014	2013

Interest income on demand deposits (v)	$—	$4,904
Costs recoveries - Turquoise Hill	577	570

Financing costs:
Commitment fees (vi)	(224)	(7,293)
Interest expense (vi)	(4,903)	(30,610)
Management services payment (ii)	(6,365)	(3,280)
Costs recoveries - Rio Tinto (ii)	(16,306)	(23,380)

	$(27,221)	$(59,089)

(i)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi mine achieved the Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0%.

March 31, 2014	Page | 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iii)	In Q1’14, the Company recognized a derivative gain of $1.1 million associated with remeasuring the standby purchaser fee liability.
(iv)

In Q1’14, the Company used $2.2 billion of the net proceeds from the rights offering that closed in January 2014 to repay all amounts outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million).

(v)

In Q4’12, the Company deposited two amounts with Rio Tinto that earned interest at LIBOR plus 3.25% and were required to be repaid, in whole or in part, to the Company on demand. One deposit of $274.2 million was repaid on March 1, 2013 when Rio Tinto terminated that deposit arrangement in accordance with its terms. The remaining $696.4 million on deposit with Rio Tinto was fully repaid by May 22, 2013.

(vi)

The terms of the Rio Tinto credit facilities include gross-up provisions for withholding taxes. Accordingly, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

17.	CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2013, and other continuous disclosure documents filed by the Company since January 1, 2014, under Turquoise Hill’s profile on SEDAR, at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (“U.S.”) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for mineral resources and mineral reserves (“CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

March 31, 2014	Page | 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

18.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding

March 31, 2014	Page | 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the timing of the completion of the feasibility study for the expansion of operations at the Oyu Tolgoi mine and approval of such study by the mine’s shareholders and the Mongolian Minerals Council; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

The reader is cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s MD&A for the year ended December 31, 2013 and its Annual Information Form dated March 26, 2014 in respect of such period.

Readers are cautioned that the list of factors enumerated in the “Risk Factors” section in the Company’s MD&A for the year ended December 31, 2013 and its Annual Information Form dated March 26, 2014 in respect of such period that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

March 31, 2014	Page | 26